BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax : +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

05010417

RECEIVED
2005 AUG 15 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE



August 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Capital and Business Tie-Up with eMgrowth Co., Ltd.

Thank you for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

8/16

August 11, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

# Notice of Capital and Business Tie-Up with eMgrowth Co., Ltd.

At the meeting of Board of Directors held on August 11, 2005, Belluna Co., Ltd. (below: Belluna) resolved to conclude main agreements on Capital and Business Tie-Up with eMgrowth Co., Ltd. (below: eMgrowth). eMgrowth is a venture capital company of full-outsourcing on all businesses concerning Internet and mobile phone Internet, constructing and operating the web sites, aiming to "No.1 Internet Partner Company".

1. Substance of business tie-up

This tie-up is aiming to solidify the synergy between the know-how of planning merchandises on Belluna and the knowledge of system development and web-marketing on eMgrowth, then to encourage E-Commerce business of Belluna. The followings are planned approaches; 1) development the mail order web site of Belluna and 2) reinforcement of cooperation on formalizing the web site as an official site of mobile phone carriers.

In addition, Belluna and eMgrowth would collectively run Belluna's Internet shopping mall 'Happy Market' (URL: http://www.hapima.com)

2. Substance of capital tie-up

1) Method: eMgrowth makes a private placement to be subscribed by Belluna.
2) Total cost: 30 million yen
3) Total capitals after this increase: 247.75 million yen
4) Payment Date: August 12, 2005

*Even after this increase, eMgrowth is not to be a Belluna's subsidiary or correlative company.

3. Business Summary of eMgrowth (As of 31/July/05)

| | |
|---|---|
| 1. Name | eMgrowth Co., Ltd. |
| 2. URL | http://www.emgrowth.com |
| 3. Businesses | Plannning, development and operating mobile phone Internet sites and web-commerce |
| 4. Established date | December/ 03 |
| 5. Head Office | 2-7-9 Hamamatsu-cho, Minato-ku, Tokyo |
| 6. President | Hidenobu KOSAKI |
| 7. Paid-in capital | 231.25 million yen |
| 8. Employees | 70 |
| 9. Relation with Belluna | No capital relations |

4. Schedule

| | |
|---|---|
| August 11,2005 | Resolve to conclude main agreements on Capital and Business Tie-Up at the meeting of Board of Directors, and signature |
| August 12,2005 | Payment date for private placement |
| August 13,2005 | Accruing the validity of additional shares |

5. Influence on the business results of this fiscal year, March/06

The influence will be minor on the consolidated business results of this fiscal year. Therefore, no revises of the prospect results released on 13/May/05 are there.

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